UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 31)*

Monster Beverage Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

61174X109

(CUSIP Number)

Rodney C. Sacks
1 Monster Way
Corona, California 92879
(951) 739-6200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Brandon Limited Partnership No. 1

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 11,291,136

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 11,291,136

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,291,136

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Brandon Limited Partnership No. 2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 58,773,888

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 58,773,888

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 58,773,888

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Rodney Cyril Sacks

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,326,144

(8)	Shared Voting Power 73,689,289

(9)	Sole Dispositive Power 1,326,144

(10)	Shared Dispositive Power 73,689,289

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 75,015,433

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 7.6%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilton Hiller Schlosberg

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,814,392

(8)	Shared Voting Power 73,689,289

(9)	Sole Dispositive Power 2,814,392

(10)	Shared Dispositive Power 73,689,289

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 76,503,681

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 7.7%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 276,109

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 276,109

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 276,109

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XVIII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 720,634

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 720,634

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 720,634

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XXIII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 1,425,358

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 1,425,358

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,425,358

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XXIV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 489,124

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 489,124

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 489,124

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XXV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 268,000

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 268,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 268,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

(1)	Names of Reporting Persons Hilrod Holdings XXVI, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 2,760,700

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 2,760,700

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,760,700

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.3%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 61174X109	13D/A

Introduction

This Amendment No. 31 (“Amendment No. 31”) amends the statement on Schedule 13D dated November 21, 1990 (the “Original Statement”), as amended by Amendment No. 1 dated March 29, 1991 (“Amendment No. 1”), Amendment No. 2 dated June 11, 1993 (“Amendment No. 2”), Amendment No. 3 dated August 29, 1994 (“Amendment No. 3”), Amendment No. 4 dated November 22, 2004 (“Amendment No. 4”), Amendment No. 5 dated December 1, 2004 (“Amendment No. 5”), Amendment No. 6 dated December 29, 2005 (“Amendment No. 6”), Amendment No. 7 dated January 13, 2006 (“Amendment No. 7”), Amendment No. 8 dated February 2, 2006 (“Amendment No. 8”), Amendment No. 9 dated February 23, 2010 (“Amendment No. 9”), Amendment No. 10 dated November 23, 2010 (“Amendment No. 10”), Amendment No. 11 dated December 16, 2011 (“Amendment No. 11”), Amendment No. 12 dated April 24, 2012 (“Amendment No. 12”), Amendment No. 13 dated May 21, 2012 (“Amendment No. 13”), Amendment No. 14 dated December 17, 2012 (“Amendment No. 14”), Amendment No. 15 dated March 18, 2013 (“Amendment No. 15”), Amendment No. 16 dated July 29, 2013 (“Amendment No. 16”), Amendment No. 17 dated September 16, 2013 (“Amendment No. 17”), Amendment No. 18 dated December 17, 2013 (“Amendment No. 18”), Amendment No. 19 dated August 18, 2014 (“Amendment No. 19”), Amendment No. 20 dated September 16, 2014 (“Amendment No. 20”), Amendment No. 21 dated December 16, 2014 (“Amendment No. 21”), Amendment No. 22 dated March 17, 2015 (“Amendment No. 22”), Amendment No. 23 dated June 16, 2015 (“Amendment No. 23”), Amendment No. 24 dated May 10, 2016 (“Amendment No. 24”), Amendment No. 25 dated June 15, 2016 (“Amendment No. 25”), Amendment No. 26 dated December 14, 2017 (“Amendment No. 26”), Amendment No. 27 dated April 21, 2020 (“Amendment No. 27”), Amendment No. 28 dated December 2, 2022 (“Amendment No. 28”), Amendment No. 29 dated December 27, 2023 (“Amendment No. 29”), and Amendment No. 30 dated May 8, 2024 (“Amendment No. 30”) (the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26, Amendment No. 27, Amendment No. 28, Amendment No. 29, Amendment No. 30, and Amendment No. 31 are sometimes referred to herein collectively as this “statement on Schedule 13D”), relating to the common stock, par value $0.005 per share (“Common Stock”), of Monster Beverage Corporation, a corporation organized under the laws of the state of Delaware (the “Company”).  This Amendment No. 31 reflects transactions and developments through June 11, 2024, relating to such persons’ respective holdings of the Company.  The Reporting Persons may be deemed to constitute a “group” and, accordingly, jointly file this Amendment No. 31. A joint filing agreement by the Reporting Persons is filed as an exhibit hereto.

Any capitalized terms used in this Amendment No. 31 and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26, Amendment No. 27, Amendment No. 28, Amendment No. 29, and Amendment No. 30.

This Amendment No. 31 is being filed to amend Item 4 as set forth below to reflect the Company’s acceptance of shares of Common Stock that were tendered by the Reporting Persons in the “Dutch auction” tender offer (the “Offer”) commenced by the Company on May 8, 2024 and, accordingly, to update the number of shares of Common Stock beneficially held by the Reporting Persons as described herein.

Item 2.	Identity and Background

Item 2(a) is hereby amended by deleting Item 2(a) in its entirety and inserting in lieu thereof the following:

(a) The reporting persons are Brandon Limited Partnership No. 1, a limited partnership organized under the laws of the Cayman Islands (“Brandon No. 1”), Brandon Limited Partnership No. 2, a limited partnership organized under the laws of the Cayman Islands (“Brandon No. 2”), Rodney Cyril Sacks, a natural person in his individual capacity (“Mr. Sacks”), Hilton Hiller Schlosberg, a natural person in his individual capacity (“Mr. Schlosberg”), Hilrod Holdings XV, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XV”), Hilrod Holdings XVIII, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XVIII”), Hilrod Holdings XXIII, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XXIII”), Hilrod Holdings XXIV, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XXIV”), Hilrod Holdings XXV, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XXV”), and Hilrod Holdings XXVI, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XXVI”).

The general partners of each of Brandon No. 1, Brandon No. 2, Hilrod XV, Hilrod XVIII, Hilrod XXIII, Hilrod XXIV, Hilrod XXV and Hilrod XXVI are Mr. Sacks and Mr. Schlosberg.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

The Company filed Amendment No. 4 to its Tender Offer Statement on Schedule TO with the Securities and Exchange Commission on June 10, 2024 announcing the final results of the Offer. On June 11, 2024, the Company accepted for purchase, at a price of $53.00 per share, 56,603,773 shares of Common Stock that were validly tendered and not withdrawn in the Offer. Because the Offer was oversubscribed, the number of shares accepted for purchase by the Company from each tendering stockholder was prorated, at a proration factor of approximately 47.18%. The shares of Common Stock accepted for purchase by the Company included (i) 78,679 shares of Common Stock tendered by Mr. Sacks; (ii) 42,144 shares of Common Stock tendered by Mr. Schlosberg; (iii) 85,247 shares of Common Stock tendered by Hilrod Holdings XV; (iv) 207,022 shares of Common Stock tendered by Hilrod Holdings XVIII; and (v) 38,982 shares of Common Stock tendered by Hilrod Holdings XXIII.

Item 5.	Interest in Securities of the Issuer

Item 5 (a) through (c) is hereby amended by deleting Item 5 (a) through (c) in its entirety and inserting in lieu thereof the following:

(a)-(b)  See rows (7) through (10) of the cover pages to this Amendment No. 31 for the number of shares of Common Stock as to which each Reporting Person has sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.  See rows (11) and (13) of the cover pages to this Amendment No. 31 for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons.  Percentages calculated in this Amendment No. 31 with respect to Brandon No. 1, Brandon No. 2, Hilrod XV, Hilrod XVIII, Hilrod XXIII, Hilrod XXIV, Hilrod XXV, and Hilrod XXVI are based upon 985,433,355 shares of Common Stock outstanding as of June 11, 2024 (the “Aggregate Outstanding Shares”), calculated as the 1,042,037,128 shares outstanding as of June 5, 2024 (as provided by the Company to the Reporting Persons), less the 56,603,773 shares accepted for purchase pursuant to the Offer (as disclosed in Amendment No. 4 to the Tender Offer Statement on Schedule TO).  Percentages calculated in this Amendment No. 31 with respect to each of Mr. Sacks and Mr. Schlosberg are based upon 988,687,849 shares of Common Stock, which is the sum of the Aggregate Outstanding Shares plus the 3,254,494 shares of Common Stock that could be acquired within 60 days of June 11, 2024 by each of Mr. Sacks and Mr. Schlosberg upon the exercise of options to purchase Common Stock and upon vesting of restricted stock units (“RSUs”).

As of June 11, 2024, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is 80,145,485 shares, or 8.1% of the outstanding Common Stock.  Percentages calculated in this Amendment No. 31 with respect to the Reporting Persons as a group are based upon 991,942,343 shares of Common Stock, which is the sum of the Aggregate Outstanding Shares plus the 6,508,988 aggregate shares of Common Stock that could be acquired within 60 days of June 11, 2024 by the Reporting Persons upon the exercise of options to purchase Common Stock and upon vesting of RSUs.

Each of the Reporting Persons disclaims beneficial ownership of the Common Stock held by the other Reporting Persons, except for (a) with respect to Mr. Sacks: (i) 387,310 shares of Common Stock beneficially held by him; (ii) 3,254,494 shares issuable upon exercise of options and upon vesting of RSUs within 60 days of June 11, 2024; (iii) 2,761 shares beneficially held by Hilrod XV because Mr. Sacks is one of Hilrod XV’s general partners; (iv) 2,317 shares beneficially held by Hilrod XVIII because Mr. Sacks is one of Hilrod XVIII’s general partners; (v) 436 shares beneficially held by Hilrod XXIII because Mr. Sacks is one of Hilrod XXIII’s general partners; (vi) 4,891 shares beneficially held by Hilrod XXIV because Mr. Sacks is one of Hilrod XXIV’s general partners; and (vii) 2,680 shares beneficially held by Hilrod XXV because Mr. Sacks is one of Hilrod XXV’s general partners; and (b) with respect to Mr. Schlosberg: (i) 1,875,558 shares of Common Stock beneficially held by him; (ii) 3,254,494 shares issuable upon exercise of options and upon vesting of RSUs within 60 days of June 11, 2024; (iii) 2,761shares beneficially held by Hilrod XV because Mr. Schlosberg is one of Hilrod XV’s general partners; (iv) 2,317 shares beneficially held by Hilrod XVIII because Mr. Schlosberg is one of Hilrod XVIII’s general partners; (v) 436 shares beneficially held by Hilrod XXIII because Mr. Schlosberg is one of Hilrod XXIII’s general partners; (vi) 4,891 shares beneficially held by Hilrod XXIV because Mr. Schlosberg is one of Hilrod XXIV’s general partners; and (vii) 2,680 shares beneficially held by Hilrod XXV because Mr. Schlosberg is one of Hilrod XXV’s general partners.

(c)          All transactions effected by the Reporting Persons in the Company’s securities during the past 60 days are set forth in Schedule A hereto.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement, dated June 13, 2024

CUSIP No. 61174X109	13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2024

BRANDON LIMITED PARTNERSHIP NO. 1

By:	/s/ Rodney C. Sacks
	Name:	Rodney C. Sacks
	Title:	General Partner

BRANDON LIMITED PARTNERSHIP NO. 2

By:	/s/ Rodney C. Sacks
	Name:	Rodney C. Sacks
	Title:	General Partner

Hilrod Holdings XV, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XVIII, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XXIII, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XXIV, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XXV, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XXVI, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

/s/ Rodney C. Sacks
RODNEY C. SACKS

/s/ Hilton H. Schlosberg
HILTON H. SCHLOSBERG

EXHIBIT INDEX

1.	Joint Filing Agreement, dated June 13, 2024

SCHEDULE A

The following are the transactions in the Company’s securities within the past 60 days:

	Date of Transaction	No. of Securities Acquired/(Disposed Of)	Average Price Per Security	Range of Prices Per Security
Non-Derivative Securities
Rodney C. Sacks	06/11/2024	78,679 (1)	$53.00	N/A
Hilton H. Schlosberg	06/11/2024	42,144 (1)	$53.00	N/A
Hilrod Holdings XV, L.P.	06/11/2024	85,247 (1)	$53.00	N/A
Hilrod Holdings XVIII, L.P.	06/11/2024	207,022 (1)	$53.00	N/A
Hilrod Holdings XXIII, L.P.	06/11/2024	38,962 (1)	$53.00	N/A

(1)	Represents shares of Common Stock tendered and accepted for purchase by the Company in the Offer.